Exhibit 1.01

Charles River Laboratories International, Inc.

Conflict Minerals Report

Introduction

Charles River Laboratories International, Inc., is including this Conflict Minerals Report (“Report”) as an exhibit to its Form SD for the year ended December 27, 2014 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”).

If a Securities and Exchange Commission (“SEC”) registrant manufactures or contracts to manufacture products containing cassiterite (tin), columbite-tantalite (tantalum), gold and wolframite (tungsten) (collectively, “Conflict Minerals”), and the Conflict Minerals are necessary to such product’s functionality or production, the Conflict Minerals Rule requires that the registrant undertake a reasonable country of origin inquiry. If, as a result of the reasonable country of origin inquiry, the registrant knows or has reason to believe that any Conflict Minerals originated in the Democratic Republic of Congo or an adjoining country as defined in the Conflict Minerals Rule (the “Covered Countries”), and are not from recycled or scrap sources, the registrant must exercise due diligence on the source and chain of custody of such minerals.

We do not manufacture any products. During the year ended December 27, 2014, we contracted to manufacture certain products for which Conflict Minerals are necessary to their functionality or production. This Report describes our due diligence measures on the source and chain of custody of Conflict Minerals necessary to the products we contract to manufacture during 2014.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” or the use of the future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to: (i) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers, on a timely basis or at all; (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals; and (3) political and regulatory developments, whether in the Covered Countries, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of filing of this Report. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this Report or to reflect the occurrence of unanticipated events.

Overview

We are a full service, early-stage contract research organization. We have built upon our core competency of laboratory animal medicine and science (research model technologies) to develop a diverse portfolio of discovery and safety assessment services, both Good Laboratory Practice (GLP) and non-GLP, which are able to support our clients from target identification through preclinical development. Through our Manufacturing segment, we also help ensure the safe production and release of products manufactured by our clients.

This Report relates to our products for which: (i) Conflict Minerals are necessary to the functionality or production; (ii) that we contracted to manufacture; and (iii) for which the manufacturing was completed during the fiscal year ended December 27, 2014.

Our Endotoxin and Microbial Detection (“EMD”) business, part of our Manufacturing segment, provides non-animal, or in vitro, methods for lot release testing of medical devices and injectable drugs for endotoxin contamination. We contract to manufacture for sale to third parties two (2) products that contain electronic components that contain Conflict Minerals. The “Endosafe®-PTS™ Portable Test System” (the “PTS”) is a rapid, point-of-use test system that is comprised of a test cartridge along with a hand-held spectrophotometer. The “Endosafe®-MCS™ Multi-Cartridge System” (the “MCS” and collectively with the PTS, the “Endosafe Products”) combines five (5) PTS devices (excluding the display, keypad and battery) into a small bench-top test system that connects to a desktop computer with a single USB connector.

Reasonable Country of Origin Inquiry

We conducted a good faith reasonable country of origin inquiry (“RCOI”), including due diligence procedures outlined below, regarding the Conflict Minerals necessary to our Endosafe Products’ functionality or production. As the initial step in the RCOI process, we reviewed parts and materials used in the manufacturing of our Endosafe Products to identify which may include Conflict Minerals. Those parts and materials identified that may include Conflict Minerals necessary to the functionality or production of the relevant product were then traced back to the direct supplier, or suppliers, from which we purchased the applicable parts or materials. Our RCOI was reasonably designed to determine whether such Conflict Minerals originated in the Covered Countries or came from scrap or recycled sources.

Our supply chain with respect to the Endosafe Products is complex, and we do not purchase Conflict Minerals directly from smelters, mines or refiners. We purchase parts and materials directly, or contract with others to manufacture parts, from a large number of suppliers. In most cases, there are multiple layers of third parties in the supply chain between us and the ultimate upstream source of the Conflict Minerals. We therefore requested our direct suppliers to provide information regarding the source and chain of custody of Conflict Minerals included in the Endosafe Products.

Our inquiries did not always reveal definitive answers. We identified 21 suppliers of products that contain Conflict Minerals. We contacted all of these suppliers. However, as of the date of this Report, we have not received responses from three of the suppliers. Even though we sent follow-up emails and made phone calls to prompt them to provide complete responses.

Nine of the 21 suppliers reported to us that the source of the Conflict Minerals was unknown. Eight of the 21 suppliers reported to us that a Conflict Mineral did originate from a Covered Country but was sourced from conflict-free smelters. In other cases, the responses we received were only partially complete or did not provide sufficient detail to allow us to trace potential Conflict Mineral smelters/refiners back to one of our Endosafe Products. All of our suppliers confirmed use of Conflict Minerals at a company level, but not at the product level.

Given the breadth and complexity of our Endosafe Products and supply chain, and the responses received to date in our RCOI process, we could not determine that our supply chain was not sourcing Conflict Minerals from one or more of the Covered Countries. For this reason, and because we expect our RCOI process to be on-going, we have designed and implemented the due diligence process set forth below.

Due Diligence Process

Due Diligence Framework

For our due diligence, we utilized the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition, 2013) (the “OECD Guidance”). The OECD Guidance was written for both upstream and downstream companies. Since we are a downstream company in the supply chain, our due diligence practices were developed accordingly.

Due Diligence Measures Performed

We undertook to perform the following due diligence measures:

•	Policies and Procedures. We established a Statement on Conflict Minerals Law Compliance (“Conflict Minerals Statement”) available at http://ir.criver.com/phoenix.zhtml?c=121668&p=irol-Compliance. In addition, we have informed our suppliers that they must respond to inquiries from us regarding their use of Conflict Minerals. We have also provided training to associates responsible for identifying new suppliers to ensure that any new suppliers respond appropriately and in a timely manner to inquiries from us regarding their use of Conflict Minerals.

•	Internal Management Team. We have established a cross-functional Conflict Minerals team with members from the Compliance, Legal, Procurement and EMD departments. The cross-functional team designed the due diligence process and the legal department was responsible for documenting this process. EMD and procurement were responsible for monitoring suppliers’ responses to our inquiries regarding Conflict Minerals and providing training to our associates responsible for identifying new suppliers. The legal team members were responsible for drafting the disclosures required by the Conflict Mineral Rule. The team held meetings on a regular basis concerning our compliance efforts.

•	Engagement with Suppliers. We engaged the support of our suppliers to execute our Conflict Minerals programs. We: (a) obtained information, representations and annual certifications concerning the presence of necessary Conflict Minerals in our Endosafe Products and (b) provided training to our direct finished good suppliers about the Conflict Minerals Rule and the requirement for suppliers to respond to inquiries from us regarding their use of Conflict Minerals.

•	Identification and Assessment of Supply Chain Risks. We created a process to request information from our suppliers about the origin of Conflict Minerals that are necessary to the functionality or production of our products. This process is intended to identify smelters in our supply chain.

We asked our suppliers to complete the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “CMRT”). In addition, the suppliers were requested to provide a representation to us that the information provided was complete and accurate.

We reviewed the responses and representations provided by our suppliers for completeness and consistency and followed up with suppliers regarding any responses that we determined were incomplete or required further clarification. We also compared the names of any smelter identified in the suppliers’ responses to the Standard Smelter Names tab of the CMRT and the list of conflict free smelters and refiners and country of origin information published by the Conflict-Free Sourcing Initiative (“CFSI”).

In 2015, we asked the suppliers to certify that the information previously provided in their response to the CMRT remained accurate for the entire calendar year 2014. In addition, the suppliers were requested to describe any changes to their previously submitted CMRT.

•	Response to Identified Risks. The cross-functional Conflict Minerals compliance team summarized and reported the results of the suppliers’ responses and the team’s due diligence and assessment to senior management. We formulated a plan to manage risks relating to the suppliers’ compliance with our Conflict Minerals requirements.

•	Independent Audit of SORs. We do not have a direct relationship with the smelters and refiners used to process the Conflict Minerals necessary to the Endosafe Products and do not perform audits of those smelters and refiners. We rely on industry efforts, such as CFSI, to influence smelters and refiners to become certified as part of CFSI’s Conflict Free Smelter Program.

Due Diligence Results

As noted above, our supply chain is complex and contains many layers for which our direct suppliers have not always been able to identify, verify and report to us the origin of the Conflict Minerals.

Risk Mitigation/Future Due Diligence Measures

We intend to continuously improve upon our supply chain due diligence efforts by implementing the following measures:

•	Continue to evaluate the presence of Conflict Minerals in our supply chain;

•	Monitor and encourage the continued development and progress of traceability measures for suppliers that indicated in 2014 that the source of Conflict Minerals was unknown or undeterminable;

•	Evaluate new suppliers for compliance with our Conflict Minerals requirements during initial business reviews;

•	For new engagements of suppliers which potentially use Conflict Minerals, we will endeavor to require contract terms that mandate the use of responsible sourcing practices, specifically in the area of Conflict Minerals; and

•	Continue to communicate our expectations to suppliers.